UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
or
☐     TRANSITION REPORT PURUSANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to _______.
Commission file number 1-6402-1

THE SCI 401(k) RETIREMENT SAVINGS PLAN
(Full title of the plan)
SERVICE CORPORATION INTERNATIONAL
(Name of issuer of the securities held pursuant to the plan)
1929 Allen Parkway
Houston, Texas 77019
(Address of the plan and address of issuer’s principal executive offices)

THE SCI 401(k) RETIREMENT SAVINGS PLAN
INDEX

Financial Statements

Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	5
Notes to Financial Statements	6-11

Supplemental Schedules

Schedule of Delinquent Participant Contributions	12
Schedule of Assets (Held at End of Year)	13

Signature	14

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Administrative Committee
The SCI 401(k) Retirement Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of The SCI 401(k) Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year then ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the The SCI 401(k) Retirement Savings Plan as of December 31, 2014 and 2013 and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule H, Line 4a - schedule of delinquent participant contributions and schedule H, Line 4i - schedule of assets (held at end of year) as of or for the year ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ HARPER & PEARSON COMPANY, P.C.
Houston, Texas
June 29, 2015

THE SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
Assets:	2014	2013
Investments, at fair value
Pooled separate accounts	$—	$470,072,801
Common trust funds	393,997,645	—
Registered investment companies	93,307,013	5,834,024
SCI common stock fund	109,671,812	91,320,966
Interest-bearing cash	6,186,314	3,433,118
Self directed accounts	3,982,115	950,933
Total investments	607,144,899	571,611,842

Receivables:
Participant loans	20,823,496	22,610,209
Securities sold	39,671	—
Employer contributions	—	738,618
Other receivable	2,789	—
Total assets	628,010,855	594,960,669

Liabilities:
Excess contributions payable	573,869	422,348

Total liabilities	573,869	422,348

Net assets available for benefits	$627,436,986	$594,538,321

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2014
Additions to net assets attributed to:
Contributions:
Employer	$27,448,909
Participants	36,669,238
Rollovers from other qualified plans	3,155,809
Total contributions	67,273,956

Investment income:
Dividend and interest income	5,160,013
Net gain in the fair value of pooled separate accounts	17,919,830
Net depreciation in the fair value of common trust funds	(3,620,073)
Net depreciation in the fair value of registered investment companies	(1,681,899)
Net appreciation in the fair value of SCI common stock fund	21,529,025
Realized gain on sale of SCI common stock fund	1,542,694
Net depreciation in the fair value of self directed accounts	(81,949)
Total investment income	40,767,641

Participant loan interest	855,534
Total additions to Net Assets	108,897,131

Deductions from net assets attributed to:
Distributions to participants	75,437,955
Administrative expenses	560,511
Total deductions from Net Assets	75,998,466

Net increase	32,898,665

Net assets available for benefits at the beginning of the period	594,538,321

Net assets available for benefits at the end of the period	$627,436,986

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

1.    Plan Description

General

The following description of the SCI 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

The Plan, established July 1, 2000 (amended July 1 2014), is a defined contribution plan for the exclusive benefit of Service Corporation International's (SCI or the Company) United States non-union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan's assets are held by Charles Schwab Bank and participant accounts are maintained by Charles Schwab Bank. Prior to July 1, 2014, the Plan's assets were held by Massachusetts Mutual Life Insurance Company (Mass Mutual) and participant accounts were maintained by MassMutual Retirement Services. State Street Bank and Trust Company (State Street) serves as the trustee for the PIMCO Real Return Fund, PIMCO Total Return Institutional Fund and the SCI Common Stock Fund. Service Corporation International serves as Plan Administrator.

Contributions

Eligible employees can participate in the Plan after completing two months of service (effective July 1, 2014; three months of service prior to July 1, 2014) and attaining age 21. Employees covered by a collective bargaining agreement in which retirement benefits are provided are not eligible under the Plan. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility criteria, to contribute 3% of pretax annual compensation, unless participation is specifically rejected by such employees. Participants may contribute up to a maximum of 50% of pretax annual compensation. Effective July 1, 2014, the Plan was amended to allow Roth contributions. Each individual's participant contributions were limited to $17,500 in 2014. An additional catch-up contribution up to $5,500 was allowed for employees aged 50 and over.

The Company contributes a matching amount up to 6% of the participant's pretax annual compensation. The percentage of the match is based on years of vesting service with the Company and ranges from 75% to 125% of the employee's eligible contribution as described in the table below. Additional amounts may be contributed at the Company's discretion. There were no discretionary Company contributions for the year ended December 31, 2014.

Participant's Completed Years of Service	Matching Percentage
Less than 6 years	75%
Greater than 6 years and less than 11 years	100%
11 or more years	125%

Participant Accounts

Participant account balances are valued based upon the number of units or shares of each investment fund owned by the participants. Each participant's account is credited with the participant's contribution, the Company's contributions, and a pro rata share of the earnings of each fund in which the participant has invested. Forfeited balances of terminated participants' non-vested accounts are used to reduce administrative expenses and future Company contributions. For the year ended December 31, 2014, forfeited balances applied to reduce the December 31, 2014 employer true up contribution amounted to $1,348,374. At December 31, 2014 there were no forfeitures available to offset future employer contributions and/or administrative expenses.

Vesting

Participants are fully vested in their deferred salary, rollover contributions and related earnings. Participants are not vested in Company contributions and related earnings until they complete three years of vesting service with the Company thus becoming 100% vested.

Participant Loans

Participants may borrow from their accounts up to one half of their vested account balance to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, or longer if the loan is used to purchase

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

a primary residence. The loans are secured by the balance in the participant's account and bear interest fixed at 1% above the prime rate at the date of inception. Interest rates for loans range between 4.25% and 9.25% as of December 31, 2014. A participant may have no more than one loan outstanding at any one time (effective November 24, 2014). Prior to November 24, 2014, a participant was allowed to have two loans outstanding at any one time. Participants with two loans dating before the change continue to be allowed to have those two loans but cannot enter into any new loans until both existing loans have been repaid.

Receivables for Securities Sold

The Plan records investment transactions on a trade date basis. Transactions may take up to seven days to settle, therefore pending purchases and sales are recorded as a receivable or payable as of period end. At December 31, 2014 and 2013, the Plan reported $39,690 and $0, respectively, as a receivable for securities sold. These transactions were settled within the seven day window subsequent to year end.

Participant Distributions

The Plan provides for several different types of participant withdrawals. Participants who have reached age 59 1/2 may make in-service withdrawals. Participants may request withdrawals before age 59 1/2 if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant's account or a partial distribution of such amount. A participant whose account balance exceeds $5,000 may elect a deferred distribution until age 70 1/2. A participant that terminates employment whose account balance is less than $5,000 will receive a distribution of their vested aggregate account balance without the consent of the participant.

Plan Termination

The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate future benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.

2.    Summary of Significant Accounting Policies

Principles of Reporting

The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements and related notes. As a result, actual results could differ from those estimates.

Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4 for information regarding Fair Value Measurements).

The Wells Fargo Stable Value Fund C included in Plan assets receives interest based on crediting interest rates determined by the issuer. The underlying investments of the Fund consist of units of the Wells Fargo Stable Return Fund G.

A self-directed investment account is allowed for each participant who directs an investment outside of the investment options designated by the Plan Administrator. The self-directed account shall not share in trust fund earnings but will be charged or credited as appropriate with net earnings, gains, losses, and expenses, as well as any appreciation (depreciation) in market value attributable to such account during each plan year. Charles Schwab is asset custodian for the self-directed investment accounts.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

Net appreciation (depreciation) in the fair value of the pooled separate accounts and registered investment company consist of net realized and unrealized appreciation (depreciation). Each investment fund's appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

Effective July 1, 2014, in conjunction with the change in third-party administrator and trustee, the Plan transferred assets invested in pooled separate accounts to common trust funds. The common trust funds are issued by T. Rowe Price and the underlying investments of the common trust funds include other T. Rowe Price bond, equity, and money market trusts.

Risks and Uncertainties

The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

Administrative expenses represent record keeping fees paid to Mass Mutual, record keeping and transaction fees paid to Charles Schwab and audit fees. Legal fees are paid by SCI.

3.    Investments

Investments that comprised 5% or more of the Plan's net assets available for benefits are as follows:

	December 31, 2014	December 31, 2013
SCI Common Stock Fund	$109,671,812	$91,320,966
Common Trust Funds
T. Rowe Price Retirement 2025 Active A Fund	68,129,879	*
T. Rowe Price Retirement 2020 Active A Fund	64,493,396	*
T. Rowe Price Retirement 2030 Active A Fund	53,174,570	*
T. Rowe Price Retirement 2015 Active A Fund	49,840,227	*
T. Rowe Price Retirement 2035 Active A Fund	43,773,667	*
Pooled separate accounts:
MassMutual RetireSMART 2020 Fund	*	53,530,598
MassMutual RetireSMART 2030 Fund	*	39,771,475
MassMutual Stable Return II Fund	*	82,435,194
MassMutual Large Cap Growth Fund	*	39,952,469
MassMutual Select PIMCO Total Return Fund	*	31,622,916
MassMutual Select Small Cap Growth Equity Fund	*	35,617,726
MassMutual Select Large Cap Value Fund	*	29,907,206

*    Amount is less than 5% of net assets available for Plan benefits.

4.    Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification (ASC) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 - Other significant observable inputs (including quoted prices in active and inactive markets for similar assets or liabilities), or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques.

•
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of fair value requires significant management judgment or estimation.

The following is a description of the valuation techniques used for assets measured at fair value for the years ended December 31, 2014 and 2013:

Interest-bearing cash and self-directed accounts are valued at net asset value of shares held at year end. The investments held in registered investment companies, common trust funds, pooled separate accounts, and SCI common stock fund are valued at the net asset value of units held by the Plan at year end. Net asset value of units is derived from per share value of underlying publicly traded investments, net of assessed expenses.

The methods above described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair value of investments are categorized as follows at December 31, 2014 and 2013:

	2014
	Level 1	Level 2	Level 3	Total
Common Trust Funds
Retirement Date Funds (a)	$—	$380,010,751	$—	$380,010,751
Wells Fargo Stable Value Fund C	—	13,986,894	—	13,986,894
Registered Investment Companies
U.S. Equities and Bonds	81,165,789	—	—	81,165,789
International Equities and Bonds	12,141,224	—	—	12,141,224
SCI Common Stock Fund	—	109,671,812	—	109,671,812
Interest-Bearing Cash	6,186,314	—	—	6,186,314
Self Directed Accounts	3,982,115	—	—	3,982,115
Total Investments at Fair Value	$103,475,442	$503,669,457	$—	$607,144,899

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

	2013
	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts
Retirement Date Funds (a)	$—	$155,820,365	$—	$155,820,365
U.S. Equities and Bonds	—	285,236,044	—	285,236,044
International Equities and Bonds	—	29,016,392	—	29,016,392
SCI Common Stock Fund	—	91,320,966	—	91,320,966
Interest-Bearing Cash	3,433,118	—	—	3,433,118
Self Directed Accounts	950,933	—	—	950,933
Registered Investment Company
PIMCO Real Return Fund	—	5,834,024	—	5,834,024
Total Investments at Fair Value	$4,384,051	$567,227,791	$—	$571,611,842

(a) This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances.

There were no transfers in and/or out of the fair value categories during 2014 and 2013.

5.    Excess Contributions

Benefit distributions of $75,437,955 for the plan year ended December 31, 2014 include the accrual of $573,869 owed to certain active participants to return to them excess deferral and matching contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. That amount is also included in the plan's statements of net assets available for benefits as excess contribution payable at December 31, 2014. The 2014 excess contributions were refunded to certain participants in March 2015.

6.    Income Taxes

A determination letter was received June 30, 2004 from the Internal Revenue Service (IRS) which declared that the Plan qualifies under Section 401(a) of the Internal Revenue Code as being exempt from income taxes. The Plan has been amended since receiving the determination letter and the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes that the Plan was qualified and was tax exempt as of the financial statement date.

Effective July 1, 2014, the plan adoption agreement was amended to embody a prototype non-standardized non-profit sharing plan with a cash or deferral arrangement. The prototype plan received a favorable opinion letter from the IRS which declare the prototype plan qualifies under section 401(a) of the Internal Revenue Code as being exempt from income taxes.

The Plan believes that all significant tax positions utilized by the Plan will more likely than not be sustained upon examination. As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2011 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the Statement of Changes in Net Assets Available for Benefits.

7.	Party-in-Interest
Through June 30, 2014, the Plan invested in various funds offered by Mass Mutual. These investments are considered party-in-interest transactions because Mass Mutual served as Asset Custodian for the Plan. The Plan Administrator has approved of these investment options. Additional parties-in-interest include State Street Global Markets and State Bank and Trust as they serve as custodian for the self-directed accounts and SCI Common Stock Fund and interest bearing cash accounts, respectively.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

8.	Subsequent Events

Effective January 1, 2015, the Stewart Enterprises Employee Retirement Trust was merged into the Plan. Assets of approximately $100 million were added to the Plan as part of this transaction.

9.	Prohibited Transactions

During 2014, the Company failed to remit to the Plan's trustee certain employee contributions totaling $5,660 within the period prescribed by the Department of Labor regulations. Delays in remitting contributions to the trustee were due to administrative errors and the Company has or will make contributions to the affected participants' accounts to compensate those participants an aggregate of $14 for potential lost income due to the delays.

THE SCI 401(K) RETIREMENT SAVINGS PLAN
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
For the year ended December 31, 2014

EIN: 74-1488375 PIN: 002

Participant contributions transferred late to Plan	Total that constitutes nonexempt prohibited transactions			Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included: ☐	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
$5,660		$5,660

See accompanying Report of Independent Registered Public Accounting Firm.

THE SCI 401(K) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

EIN: 74-1488375 PIN: 002

(a)	(b)	(c)	(d)	(e)
	Identity of issuer,
	borrower, lessor or
	similar party	Description of investment	Cost	Current Value
	T. Rowe Price	T. Rowe Price Retirement 2025 Active A Fund	**	$68,129,879
	T. Rowe Price	T. Rowe Price Retirement 2020 Active A Fund	**	64,493,396
	T. Rowe Price	T. Rowe Price Retirement 2030 Active A Fund	**	53,174,570
	T. Rowe Price	T. Rowe Price Retirement 2015 Active A Fund	**	49,840,227
	T. Rowe Price	T. Rowe Price Retirement 2035 Active A Fund	**	43,773,667
	T. Rowe Price	T. Rowe Price Retirement 2040 Active A Fund	**	30,294,672
	T. Rowe Price	T. Rowe Price Retirement 2010 Active A Fund	**	23,815,668
	T. Rowe Price	T. Rowe Price Retirement 2045 Active A Fund	**	16,456,413
	T. Rowe Price	T. Rowe Price Retirement 2005 Active A Fund	**	12,512,594
	T. Rowe Price	T. Rowe Price Retirement 2050 Active A Fund	**	8,968,993
	T. Rowe Price	T. Rowe Price Retirement 2055 Active A Fund	**	2,802,434
	Vanguard Funds	Vanguard Institutional Index I Fund	**	17,872,989
	American Funds	American Funds AMCAP R6 Fund	**	16,333,734
	Wells Fargo	Wells Fargo Stable Value Fund C	**	13,986,894
	Invesco	Invesco Diversified Dividend R6 Fund	**	11,527,918
	Fidelity	Fidelity Spartan Extended Market Fund	**	8,590,351
	Dimension Funds	DFA Large Cap International I Fund	**	6,796,991
	Pacific Investment Management Co	PIMCO Total Return Institutional Fund	**	6,420,252
	Hartford	Hartford SmallCap Growth HLS IA Fund	**	6,326,084
	T. Rowe Price	T. Rowe Price Retirement Income Active A Fund	**	5,748,238
	Artisan	Artisan International Institutional Fund	**	5,344,233
	JP Morgan	JPMorgan Small Cap Value R6 Fund	**	5,152,126
	Vanguard	Vanguard Total Bond Market Index Fund	**	4,335,516
	***	Self Directed Accounts	**	3,982,115
	Pacific Investment Management Co	PIMCO Real Return Fund	**	4,606,819
*	Service Corporation International	SCI Common Stock Fund	**	109,671,812
	State Street	Interest-Bearing Cash	**	6,186,314
*	Participant Loans	Loans with interest rates of 4.25% to 9.25%	—	20,823,496
				$627,968,395
*    Party-in-interest as defined by ERISA.
**    Cost omitted for participant directed investments.
***    Self Directed Accounts include Party-in-interest investment options.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the SCI 401(k) Retirement Savings Plan Administrator (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The SCI 401(k) Retirement Savings Plan

By:    SCI Funeral and Cemetery Purchasing Cooperative, Inc.

Date:    June 29, 2015            By:    /s/ Curtis Briggs

Vice President of SCI Funeral & Cemetery Purchasing Cooperative, Inc.